Sub-item 77H: Changes in control of registrant

On April 2, 2001, The Hartford Life and Accident Insurance Company ("Hartford Life") acquired Fortis Advisers, Inc. ("Fortis Advisers") and its subsidiaries. Hartford Life is a subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). Prior to the acquisition, Fortis Advisers served as the investment adviser to the registrant. Hartford Investment Financial Services Company ("HIFSCO"), a wholly owned indirect subsidiary of The Hartford, is now the investment adviser to the registrant. As a result of the acquisition, HIFSCO became (with approval by the registrant's Board of Directors) the interim investment adviser to the registrant. Shareholders of record on April 12, 2001 then approved a definitive investment advisory agreement with HIFSCO at a special meeting of the registrant's shareholders, held on May 31, 2001. Hartford Administrative Services Company, formerly Fortis Advisers, serves as the dividend agent to the registrant.